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jmackinnon@sidley.com (212) 839 5534	FOUNDED 1866

July 7, 2010

VIA EDGAR

Mr. John Ganley
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Korea Equity Fund, Inc.

Dear Mr. Ganley:

Korea Equity Fund, Inc. (the “Fund”) filed today via EDGAR a revised preliminary proxy statement (the “Proxy Statement”).  The revised document expands the discussion with respect to the Lead Independent Director based on the comment you provided to me.  The Proxy Statement has also been revised to respond to the competing preliminary proxy statement filed with the Commission by Bulldog Investors General Partnership on June 28, 2010.

If you have any further questions or comments with regard to the Proxy Statement, please feel free to call me at (212) 839-5534 or Susan Lively of this firm at (212) 839-8630.

Sincerely yours,

/s/ John A. MacKinnon

John A. MacKinnon

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